UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2021
Commission File Number: 001-35783

Alamos Gold Inc.
(Translation of registrant’s name into English)

181 Bay Street, Suite 3910
Toronto, Ontario, Canada
M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐           Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐             No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .
The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8: File No. 333-206182.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2020, including Consolidated Statements of Financial Position as at December 31, 2020 and December 31, 2019 and Consolidated Statements of Comprehensive Loss, Changes in Equity and Cash Flows for the Years Ended December 31, 2020 and December 31, 2019 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2020, contained therein
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alamos Gold Inc.
Date: February 25, 2021
	By:	/s/ Scott Parsons
	Name:	Scott Parsons
	Title:	Vice President, Investor Relations